--------------------------------------------------------------------------------
        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
--------------------------------------------------------------------------------

IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional advisor.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in GUANGSHEN RAILWAY COMPANY LIMITED, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

--------------------------------------------------------------------------------



(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)    (CHINESE CHARACTERS)
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China)
                 (STOCK CODE: 525)




                          PROPOSED CHANGE OF DIRECTORS
                                AND SUPERVISORS



--------------------------------------------------------------------------------

Notice convening the EGM to be held on 27 June 2006 at 10:00 a.m. at the meeting room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, together with the attendance confirmation reply form and form of proxy are enclosed herein.

Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the attendance confirmation reply form to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before 6 June 2006. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the EGM.


                                                                     12 May 2006

--------------------------------------------------------------------------------
                                    CONTENTS
--------------------------------------------------------------------------------

DEFINITIONS...............................................................  1

LETTER FROM THE BOARD

  Introduction............................................................  3

  Proposed Change of Directors and Supervisors............................  3

  Information about the Directors and Supervisors to be Appointed.........  4

  Extraordinary General Meeting...........................................  5

  Closure of Books........................................................  6

  Procedures for Demanding a Poll.........................................  6

  Recommendation..........................................................  7

NOTICE OF EXTRAORDINARY GENERAL MEETING...................................  8

                                    -- i --

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Board"                             the board of Directors

"Company"                           Guangshen Railway Company Limited (CHINESE
                                    CHARACTERS), a joint stock limited company
                                    incorporated in the PRC, the H shares of
                                    which are listed on the Stock Exchange
                                    (Stock Code 525) and the American depository
                                    shares of which are listed on The New York
                                    Stock Exchange, Inc.

"Director(s)"                       the director(s) of the Company

"EGM"                               the extraordinary general meeting of the
                                    Company to be held at 10:00 a.m. on 27 June
                                    2006

"H Share(s)"                        the overseas listed foreign shares of the
                                    Company with a nominal value of RMB1.00 each
                                    which are subscribed for and traded in Hong
                                    Kong dollars on the Stock Exchange

"Hong Kong"                         the Hong Kong Special Administrative Region
                                    of the PRC

"Latest Practicable Date"           10 May 2006, being the latest practicable
                                    date prior to the printing of this circular
                                    for ascertaining certain information
                                    contained herein

"Listing Rules"                     the Rules Governing the Listing of
                                    Securities on the Stock Exchange

"Parent Company"                    Guangzhou Railway (Group) Company (CHINESE
                                    CHARACTERS), a state-owned enterprise under
                                    the administration of the Ministry of
                                    Railways, the controlling shareholder of the
                                    Company

"PRC"                               the People's Republic of China

                                    -- 1 --

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

"Proposed Change of Directors       the proposed termination of engagement of
 and Supervisors"                   Mr. Li Kelie as an executive Director,
                                    Mr. Hu Lingling as a non-executive Director,
                                    and Mr. Tang Dinghong and Mr. Chen Yongbao
                                    as Supervisors, and the proposed appointment
                                    of Mr. Yang Yiping as an executive Director
                                    and Mr. Cao Jianguo as non-executive
                                    Director, and Mr. Chen Ruixing and Ms. Li
                                    Jin as Supervisors

"RMB"                               Renminbi, the lawful currency of the PRC

"SFO"                               Securities and Futures Ordinance (Chapter
                                    571 of the Laws of Hong Kong)

"Shareholder(s)"                    shareholder(s) of the Company

"Stock Exchange"                    The Stock Exchangeof Hong Kong Limited

"Supervisor(s)"                     the supervisor(s) of the Company

"Supervisory Committee"             the supervisory committee of the Company

                                    -- 2 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO) (CHINESE CHARACTERS)
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China)
                 (STOCK CODE: 525)

Executive Directors:                              Registered office:
Mr. Wu Junguang                                   No. 1052 Heping Road
Mr. Li Kelie                                      Shenzhen, Guangdong Province
Mr. Yang Jinzhong                                 The People's Republic of China
                                                  Postal Code: 518010

Non-executive Directors:
Mr. Hu Lingling
Mr. Wu Houhui
Mr. Wen Weiming

Independent Non-executive Directors:
Mr. Chang Loong Cheong
Ms. Deborah Kong
Mr. Wilton Chau Chi Wai

Company Secretary:
Mr. Guo Xiangdong

                                                                     12 May 2006

To the Shareholders

Dear Sir or Madam,


                          PROPOSED CHANGE OF DIRECTORS
                                AND SUPERVISORS

INTRODUCTION

This circular contains information relating to the proposal for the change of Directors and Supervisors. An announcement in relation to the Proposed Change of Directors and Supervisors was issued by the Company on 12 May 2006.

PROPOSED CHANGE OF DIRECTORS AND SUPERVISORS

On 26 April 2006, by reason of a change in job functions of the relevant officers, the Board has resolved to terminate of the engagement of Mr. Li Kelie as an executive Director, Mr. Hu Lingling as a non-executive Director, and Mr. Tang Dinghong and Mr. Chen Yongbao as Supervisors, being two of the Supervisors appointed by the Shareholders. The Board has

                                    -- 3 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

proposed to appoint Mr. Yang Yiping as an executive Director, Mr. Cao Jianguo as a non-executive Director, and Mr. Chen Ruixing and Ms. Li Jin as Supervisors.

The EGM will be held on 27 June 2006 at 10:00 a.m. at which ordinary resolutions will be proposed to approve the Proposed Change of Directors and Supervisors.

Subject to approval from the Shareholders at the EGM, the appointment of Mr. Yang Yiping as an executive Director and Mr. Cao Jianguo as a non-executive Director shall be for a term from the date of the passing of the relevant resolutions to the expiry date of the 3-year term of the fourth session of the Board. Subject also to approval from the Shareholders at the EGM, the appointment of Mr. Chen Ruixing and Ms. Li Jin as Supervisors shall be for a term from the date of the passing of the relevant resolutions to the expiry date of the 3-year term of the fourth session of the Supervisory Committee.

Subject to authorization from the Shareholders at the EGM, the remunerations for Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Chen Ruixing and Ms. Li Jin shall be determined by the Board in accordance with the remuneration policy for the fourth session of the Board and the Supervisory Committee approved by the Shareholders at the 2004 annual general meeting of the Company held on 12 May 2005.

INFORMATION ABOUT THE DIRECTORS AND SUPERVISORS TO BE APPOINTED

(i)  MR. YANG YIPING AS EXECUTIVE DIRECTOR

     Mr. Yang Yiping, aged 56, is the general manager of the Company. He graduated with a research degree in economics and management. Mr. Yang joined the railway department of the PRC in December 1970. He has more than 30 years of experience in the operation and management of railway transportation companies. He has served in various senior managerial positions in the Parent Company and its subsidiaries. He joined the Company as general manager of the Company in April 2006 and has not previously held any position with the Company.

(II) MR. CAO JIANGUO AS NON-EXECUTIVE DIRECTOR

     Mr. Cao Jianguo, aged 47, graduated with a bachelor's degree majoring in railway transportation. Mr. Cao has years of experience in the operation, coordination and supervision of railway transportation. Mr. Cao has served in various positions such as the deputy general manager of Changsha Railway Company and the director of transportation department of the Parent Company. He is currently the deputy general manager of the Parent Company. Mr. Cao has not previously held and is not holding any position with the Company.

                                    -- 4 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

(III)  MR. CHEN RUIXING AS SUPERVISOR

       Mr. Chen Ruixing, aged 44, is an undergraduate degree holder. Mr. Chen has extensive experience in the development and management of human resources in the railway industry. He has served as deputy head of the Guangzhou passenger transportation section, the director of cadre department, labour and wage sub-department, and cadre sub-department of Yangcheng Railway Company, and is currently the head of human resources department of the Parent Company. Mr. Chen has not previously held and is not holding any position with the Company.

(IV)   MS. LI JIN AS SUPERVISOR

       Ms. Li Jin, aged 48, graduated from the accounting faculty of a polytechnic institute and is an accountant. Ms. Li joined the railway department in September 1975 and has extensive experience in financial management, investment planning and management for railway transportation enterprises. She has served as the chief economist of the Guangzhou passenger transportation section, the director of the finance sub-department and the planning and statistics sub-department of Yangcheng Railway Company. Ms. Li has been the director of planning department of the Parent Company from January 2005. Ms. Li has not previously held and is not holding any position with the Company.

       As at the Latest Practicable Date, each of Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Chen Ruixing and Ms. Li Jin does not have any interests or short positions in any shares or debentures of the Company or its associated corporations within the meaning of Part XV of the SFO. Save as disclosed in this circular, each of Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Chen Ruixing and Ms. Li Jin has no relationship with any Directors, senior management or substantial or controlling shareholders (each as defined under the Listing Rules) of the Company.

       There is no information to be disclosed pursuant to any of the requirements set out in rule 13.51(2)(h) to (v) of the Listing Rules in respect of Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Chen Ruixing and Ms. Li Jin. Save as disclosed in this circular, each of Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Chen Ruixing and Ms. Li Jin has confirmed that there are no other matters relating to his or her appointment that need to be brought to the attention of the Shareholders.

EXTRAORDINARY GENERAL MEETING

The notice of the EGM is set out on pages 8 and 9 of this circular. A form of proxy for use at the EGM and the attendance confirmation reply form are enclosed herewith. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time

                                    -- 5 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

appointed for the holding of the EGM. If you intend to attend the EGM, you are required to complete and return the attendance confirmation reply form to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before 6 June 2006. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

CLOSURE OF BOOKS

Please be advised that the register of members of the Company will be closed from 28 May 2006 to 27 June 2006 (both days inclusive), during which no transfer of Shares will be registered. Shareholders whose names appear on the register of members of the Company at 4:00 p.m. on 27 May 2006, or their proxies, are entitled to attend the EGM.

PROCEDURES FOR DEMANDING A POLL

A resolution put to a vote at a general meeting shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1)  by the chairman of the meeting (the "Chairman"); or

(2) by at least two Shareholders entitled to vote present in person or by proxy; or

(3) by one or more Shareholders present in person or by proxy and individually or collectively representing 10% or more of all Shares carrying the right to vote at the meeting; or

(4) if the Chairman and/or the Directors individually or collectively hold proxies in respect of Shares holding 5% or more of the total voting rights at the meeting, and if on a show of hands the meeting votes in the opposite manner to that instructed in those proxies, the Chairman and/or the Directors and the Chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands (because the votes represented by those proxies exceed 50% of the total issued Share entitled to vote on the resolution in question), then the Directors and/or the Chairman shall not be required to demand a poll.

                                    -- 6 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

Unless a poll be so demanded, a declaration by the Chairman that a resolution has on a show of hands been carried unanimously, and, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand.

RECOMMENDATION

The Board considers that each of the Proposed Change of Directors and Supervisors is in the best interests of the Company and the Shareholders and accordingly recommends all the Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

                                                        Yours faithfully,
                                                      By Order of the Board
                                                          GUO XIANGDONG
                                                        Company Secretary

                                    -- 7 --

--------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)  (CHINESE CHARACTERS)
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China)
                 (STOCK CODE: 525)

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "EXTRAORDINARY GENERAL MEETING") of Guangshen Railway Company Limited (the "COMPANY") will be held at 10:00 a.m. on 27 June 2006 at the meeting room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China to consider and, if thought fit, approve the following ordinary resolutions of the Company:


                              ORDINARY RESOLUTIONS

1. "THAT the termination of the engagement of Mr. Li Kelie as an executive director of the Company be and is hereby and approved."

2. "THAT the appointment of Mr. Yang Yiping as an executive director of the Company for a term from the date of this resolution to the expiry date of the term of the fourth session of the Board be and is hereby approved and the Board be and is hereby authorized to fix Mr. Yang Yiping's remuneration."

3. "THAT the termination of the engagement of Mr. Hu Lingling as a non-executive director of the Company be and is hereby approved."

4. "THAT the appointment of Mr. Cao Jianguo as a non-executive director of the Company for a term from the date of this resolution to the expiry date of the term of the fourth session of the Board be and is hereby approved and the Board be and is hereby authorized to fix Mr. Cai Jianguo's remuneration."

5. "THAT the termination of the engagement of Mr. Tang Dinghong as a supervisor of the Company be and is hereby approved."

6. "THAT the appointment of Mr. Chen Ruixing as a supervisor of the Company for a term from the date of this resolution to the expiry date of the term of the fourth session of the Supervisory Committee be and is hereby approved and the Board be and is hereby authorized to fix Mr. Chen Ruixing's remuneration."

7. "THAT the termination of the engagement of Mr. Chen Yongbao as a supervisor of the Company be and is hereby approved."

                                    -- 8 --

--------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

8. "THAT the appointment of Ms. Li Jin as a supervisor of the Company for a term from the date of this resolution to the expiry date of the term of the fourth session of the Supervisory Committee be and is hereby approved and the Board be and is hereby authorized to fix Ms. Li Jin's remuneration."

Notes:

(1) Shareholders of the Company ("Shareholders") are advised that the register of members of the Company will be closed from 28 May 2006 to 27 June 2006 (both days inclusive), during which no transfer of the shares of the Company will be registered. Shareholders whose names appear on the register of members of the Company at 4:00 p.m. on 27 May 2006, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports.

(2) Each Shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a Shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a Shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting.

(5) Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 6 June 2006.

(6) The Extraordinary General Meeting is expected to last for two hours. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.


Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                        By Order of the Board
                                                            GUO XIANGDONG
                                                          Company Secretary

Shenzhen, the People's Republic of China
12 May 2006

                                    -- 9 --

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)  (CHINESE CHARACTERS)
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China)
                 (STOCK CODE: 525)


                       ATTENDANCE CONFIRMATION REPLY FORM
                     FOR THE EXTRAORDINARY GENERAL MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, shareholders of the Company who intend to attend the extraordinary general meeting of the Company to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 27 June 2006 at 10:00 a.m. shall complete this attendance confirmation reply form.


--------------------------------------------------------------------------------
NAME                                   NUMBER OF SHARES HELD
--------------------------------------------------------------------------------
Identity card number                   Telephone number
/passport number
--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------


Date:               2006         Signature of the shareholder:
     ---------------                                          ------------------

Notes:

(1) Holders of the Company's shares whose names appear on the register of members of the Company at 4:00 p.m. on 27 May 2006 are entitled to complete this attendance confirmation reply form and attend the extraordinary general meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)  Please provide a copy of your identity card (or passport).

(4)  Please provide a copy of the Company's share certificate(s).

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 6 June 2006.

(6)  (i)   If in person or by post, please deliver to:       (ii)    If by facsimile, please transmit to:
           Secretariat of the Board of Directors of                  Secretariat of the Board of Directors of
           Guangshen Railway Company Limited                         Guangshen Railway Company Limited
           No. 1052 Heping Road                                      Facsimile number: (86-755)-25591480
           Shenzhen, Guangdong Province
           The People's Republic of China
           Postal Code: 518010

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)  (CHINESE CHARACTERS)
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China)
                 (STOCK CODE: 525)


           PROXY FORM FOR USE BY SHAREHOLDERS              ---------------------
          AT THE EXTRAORDINARY GENERAL MEETING             Number of shares to
                                                           which this proxy form
                                                           relates: (Note 1)
                                                           ---------------------

I/We (Note 2)
             -------------------------------------------------------------------
Of
  ------------------------------------------------------------------------------

being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/
                                                                        (Note 3)
------------------------------------------------------------------------
of
  ------------------------------------------------------------------------------
as my/our proxy to attend and vote on my/our behalf at the extraordinary general meeting ("EGM") of the Company (or any adjournment thereof) to be held at the meeting room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 10:00 a.m. 27 June 2006 in respect of the resolutions set out in the notice convening the EGM as hereunder indicated and if no indication is given, as my/our proxy thinks fit or abstains at his/her own discretion.


----------------------------------------------------------------------------------------------------------------------------
              ORDINARY RESOLUTIONS                                                 FOR (Note 4)        AGAINST (Note 4)
----------------------------------------------------------------------------------------------------------------------------
1.  To approve the termination of the engagement of Mr. Li Kelie as an executive Director
----------------------------------------------------------------------------------------------------------------------------
2.  To approve the appointment of Mr. Yang Yiping as an executive
    Director.
----------------------------------------------------------------------------------------------------------------------------
3.  To approve the termination of the engagement of Mr. Hu Lingling as a non-executive Director
----------------------------------------------------------------------------------------------------------------------------
4.  To approve the appointment of Mr. Cao Jianguo as a non-executive
    Director
----------------------------------------------------------------------------------------------------------------------------
5.  To approve the termination of the engagement of Mr. Tang Dinghong as a Supervisor
----------------------------------------------------------------------------------------------------------------------------
6.  To approve the appointment of Mr. Chen Ruixing as a Supervisor
----------------------------------------------------------------------------------------------------------------------------
7.  To approve the termination of the engagement of Mr. Chen Yongbao as a Supervisor
----------------------------------------------------------------------------------------------------------------------------
8.  To approve the appointment of Ms. Li Jin as a Supervisor
----------------------------------------------------------------------------------------------------------------------------



Date:              2006                  Signature (Note 5):
     --------------                                         --------------------

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A "X" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT AN "X" IN THE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

7. Capitalised terms in this form are defined in the circular dispatched by the Company to the Shareholders on 12 May 2006.